4055 Technology Forest Blvd., Suite 210 • The Woodlands, Texas 77381

February 11, 2016
Via EDGAR
William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Conn's, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed April 1, 2015
File No. 1-34956

Dear Mr. Thompson:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 19, 2016 (the “Comment Letter”) with respect to the Form 10-K for the fiscal year ended January 31, 2015 filed on April 1, 2015 (the “Form 10-K”).

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Customer Receivable Portfolio, page 39

1.
We note the percent of average outstanding account balances 60 days or more past due and the provision for bad debts as a percentage of average total customer portfolio balance have increased in each of the last two years and that the percent of bad debt charge-offs, net of recoveries, to average total customer portfolio balance increased during the past year. In addition, we note that income before income taxes of the credit segment declined from $28.5 million for the year ended January 31, 2013 to $12.5 million for the year ended January 31, 2014 and that the segment reported a loss before income taxes of $62.8 million for the year ended January 31, 2015. Please tell us your consideration of discussing the trends that have had an unfavorable impact on the results of your operations, and the credit segment in particular, and whether you expect the trends to continue. Please refer to Item 303(a)(3)(ii) of Regulation S-K.
Response:
The decline in the credit segment income before income taxes has primarily been driven by the increase in provision for bad debts. To explain the significant increase in provision for bad debts and the related increases in delinquent customer accounts and bad debt charge-offs, the Company provided additional discussion within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A) for the year ended January 31, 2015. Specifically, the Company provided the following within the Executive Summary of MD&A on pages 30-31:

“Provision for bad debts for fiscal year 2015 was $192.4 million, an increase of $96.2 million from the prior year. The year-over-year increase was impacted by the following:

•	A 37.2% increase in the average receivable portfolio balance resulting from new store openings and same store growth over the past 12 months;

•	A 22.5% increase in the balances originated during the year compared to the prior year;

•
An increase of 90 basis points in the percentage of customer accounts receivable balances greater than 60 days delinquent to 9.7% at January 31, 2015. Delinquency increased year-over-year across product categories, geographic regions, years of origination and many of the credit quality levels;

•
Higher expected charge-offs over the next twelve-month period as losses are occurring at a faster pace than previously experienced, due to the increased number of new customers and continued elevation of our delinquency rates;

•
The decision to pursue collection of past and future charged-off accounts internally rather than selling charged off accounts to a third-party. This change resulted in $7.6 million in additional provision recorded during the third quarter of fiscal 2015 as recoveries are expected to occur over an extended time period, which resulted in a reduction in expected cash recoveries over the next twelve months; and

•
The balance of customer receivables accounted for as troubled debt restructurings increased to $88.7 million, or 6.5% of the total portfolio balance, driving $11.8 million of the increase in provision for bad debts.”

This same information was also provided under Results of Operations for the year ended January 31, 2015 compared to the year ended January 31, 2014 under the heading “Provision for Bad Debts.” In addition, we provide an expanded discussion of our portfolio performance under the heading “Customer Receivable Portfolio” on pages 39-43 of the Form 10-K. This section provides a number of key metrics (see the first two tables shown) as well as statements regarding our expectations. Specifically, we stated, “We expect delinquency levels and charge-offs to remain elevated over the short-term. The increase in delinquency and changes in expectations for customer performance and cash recoveries on charged-off accounts are reflected in our projection models, resulting in an increase in the level of losses we expect to realize over the next twelve months”

We believe the Company provides appropriate information for the users of our consolidated financial statements to properly assess the condition of the business as well as known trends and uncertainties that will have an impact on the credit segment business.

Consolidated Statements of Cash Flows, page 57

2.	Please tell us how excess tax benefits from stock-based compensation are classified in cash flows from financing activities and in the consolidated statements of cash flows.
Response:
For the fiscal years ended January 31, 2015, 2014 and 2013, we recognized excess tax benefits from stock-based compensation of $1.3 million, $5.7 million and $1.4 million, respectively. This information was presented on page 57 of the Form 10-K in the consolidated statements of cash flows as a cash outflow from operating activities, separately presented, and as a cash inflow from financing activities, included in “Other.” Beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2015 filed on June 2, 2015, on page 4 we separately presented excess tax benefits from stock-based compensation as a cash inflow from financing activities on a separate line item and plan to continue with this presentation in our future periodic reports.

Note 4. Customer accounts receivable, page 62

3.
Please tell us your consideration of providing a more detailed analysis of the age of customer accounts receivable, including current balances and past due balances 0-30 days, 31-60 days, 61-90 and over 90 days.

Response:
ASC 310-10-50-7A states, “An entity shall provide an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy.” In Note 4, “Customer Accounts Receivable” of the Notes to Consolidated Financial Statements on page 62, the footnote to the first table discloses the total customer portfolio balance past due one day or greater. This same table provides amounts 60 days and greater past due for both non-restructured accounts and restructured accounts. Thus, the consolidated financial statements present the information necessary to understand our total customer portfolio balance that is 1 to 60 days past due (early stage delinquency) and 60 days and greater past due (late stage delinquency). Similarly, our investor presentations frequently present the information regarding balances that are 1 to 60 days past due and greater than 60 days past due. For example, see our December 8, 2015 Investor Presentation, which may be accessed at ir.conns.com. The Company has historically focused on the 60 days and greater delinquency rate because we believe this rate is a key indicator of the health of our portfolio balance and for expectations of future charge-offs. As demonstrated in our December 8, 2015 Investor Presentation on page 36, earlier stage delinquency (particularly 0-30 days) is a less reliable indicator of portfolio performance due to the large number of customers that regularly enter early stage delinquency but make their payments before entering late stage delinquency. The end of month early stage delinquency rate can fluctuate meaningfully due to the timing of pay dates relative to the last day of the month. Thus, we believe that we provide sufficient information regarding our entire past due customer portfolio, our focus on the 60 days and greater delinquency rate is appropriate and based on our historical practice and, as a policy, we believe we are meeting the requirements of ASC 310-10-50-7A.

4.	Please tell us the significance of repossessed assets and your consideration of disclosing the carrying amount of repossessed assets at each balance sheet. Please refer to ASC 310-10-50-11.
Response:
The Company repossesses merchandise on a voluntary basis on delinquent accounts, at which time the account is charged off. The repossessed merchandise is then either sold at auction or scrapped. Repossessed merchandise is not added to the balance sheet as the estimated market value of repossessed assets held at any given time is de minimis. Total recoveries from the sale of repossessed merchandise during the fiscal year ended January 31, 2015 was approximately $205,000, which the Company does not believe is material. If such amounts become material in the future, the Company will provide separate disclosure in accordance with ASC 310-10-50-11 in future filings.

5.
Please disclose the amount of loans that meet the definition of an impaired loan in ASC 310-10-35-16, the information in paragraphs a. and c. of ASC 310-10-50-15 and in regard to troubled debt restructurings the information required by ASC 310-10-50-33 and 34.

Response:
Impaired Loans:

We establish an allowance for doubtful accounts, including estimated uncollectible interest, to cover probable and estimable losses on our customer receivable portfolio as a group based on the guidance of ASC 450-20. Based on ASC 310-10-35-13(a), our entire portfolio balance is scoped out of the impairment guidance of ASC 310-10, and therefore ASC 310-10-35-16 and ASC 310-10-50-15 do not apply. For your consideration, our customer portfolio balance consists of a large number of relatively small, homogeneous customer accounts. None of our customer accounts are large enough to warrant individual evaluation for impairment. Specifically, as of January 31, 2015, our outstanding Customer Portfolio balance had the following characteristics:

Maximum customer balance -	$24,140
Average customer balance -	$2,358
Median customer balance -	$2,021
Number of customers -	393,104

Loan origination amounts are limited based on our underwriting standards. Loan originations for customers with existing balances are limited based on our underwriting standards less any outstanding balances previously originated. During our fiscal year ended January 31, 2015, receivables originated had the following characteristics:

Maximum originated balance -	$17,535
Average originated balance -	$2,360
Median originated balance -	$1,984
Number of originated accounts -	557,143

Based on our underwriting standards and policies, no accounts are originated for amounts that would warrant individual evaluation for impairment.

In future filings of our Forms 10-K and 10-Q, we will revise our disclosure to further explain that we establish an allowance for doubtful accounts to cover probable and estimable losses on our customer accounts and that because our customer portfolio balance consists of a large number of relatively small, homogeneous accounts, none of our accounts are large enough to warrant individual evaluation for impairment.

Troubled Debt Restructurings (“TDR” or “Restructured Accounts”):

ASC 310-10-50-33 states, “For each period for which a statement of income is presented, an entity shall disclose the following about troubled debt restructurings of financing receivables that occurred during the period:

a.	By class of financing receivable, qualitative and quantitative information, including both of the following:

1.	How the financing receivables were modified

2.	The financial effects of the modifications.

b.	By portfolio segment, qualitative information about how such modifications are factored into the determination of the allowance for credit losses.”

In Note 1, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements under the heading “Customer Accounts Receivable” and “Related Allowance for Doubtful Accounts,” on page 58, we disclose that we may extend the loan term, refinance or otherwise re-age an account. In all of those situations, payment terms are deferred or extended, but we do not reduce the contractual payments due from the customer. We also disclose in Note 1 the differences in the determination of allowances for doubtful accounts for TDR and non-TDR accounts. In future filings of our Forms 10-K and 10-Q, we will expand our disclosure to explain the circumstances around how accounts may be modified.

ASC 310-10-50-34 states, “For each period for which a statement of income is presented, an entity shall disclose the following for financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a payment default during the period:

a.	By class of financing receivable, qualitative and quantitative information about those defaulted financing receivables, including both of the following:

1.	The types of financing receivables that defaulted

2.	The amount of financing receivables that defaulted.

b.	By portfolio segment, qualitative information about how such defaults are factored into the determination of the allowance for credit losses.”

We understand that the underlying objective of the disclosure requirements in ASC 310-10-50-34 is to provide financial statements with information about the success rate of the entity’s modification programs. Given the short-term nature of our loans, we believe this underlying objective is met by our current disclosures. Specifically, in Note 4, “Customer Accounts Receivable” of the Notes to Consolidated Financial Statements on page 62 and 63, we disclose total Restructured Accounts, total Restructured Accounts 60 days past due, and the roll-forward of the allowance for doubtful accounts for Restructured Accounts, which includes activity for provision, charge-offs, and recoveries along with the average total customer portfolio balance, for all periods presented. Accordingly, we believe that our disclosures meet the requirements of ASC 310-10-50-34 based on the nature of our accounts.

Note 7. Debt
Senior Notes, page 64

6.
We note your disclosure in the fourth paragraph that the Senior Notes are jointly and severally guaranteed by the guarantors, and we understand that the guarantors consist of your subsidiaries other than an unrestricted subsidiary as defined in the indenture. Rule 3-10 of Regulation S-X requires every issuer of a registered security that is guaranteed and every guarantor of a registered security to file financial statements required for a registrant unless an exception to the general rule applies. If true, please disclose that the parent company has no independent assets or operations and that the guarantees are full and unconditional. Otherwise, provide the condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X.

Response:
Conn’s, Inc., the parent company, has no independent assets or operations as disclosed on page 58 of the Form 10-K under the heading “Principles of Consolidation” in Note 1 “Summary of Significant Accounting Policies” of the Notes to the Financial Statements. Additionally, the guarantees are full and unconditional and this disclosure was made beginning with our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2015 filed on June 2, 2015. In future filings of our Form 10-K, we will revise our Senior Note disclosure to clarify that the guarantees are full and unconditional in accordance with the referenced disclosure requirements.

7.
We note your disclosure in the second paragraph that the indenture restricts your ability to pay dividends. Please describe the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of net income or retained earnings restricted or free from restriction. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Response:
The indenture identified in the Staff’s comment is an exhibit to the Form 10-K, through incorporation by reference to the Current Report on Form 8-K filed on July 2, 2014. The indenture does not restrict dividends or distributions from restricted subsidiaries of the Company to the Company or to other restricted subsidiaries of the Company. As disclosed in the Form 10-K on page 64, the indenture includes limitations on dividends and other restricted payments by the Company. These limitations would restrict dividends and other restricted payments by the Company only if one or more of the following occurred: (1) a default were to exist under the indenture, (2) if the Company could not satisfy a debt incurrence test, (3) if the amount of dividends and other restricted payments would exceed an amount (the “Net Income Restricted Payments Basket”) that includes 50% of the Company’s consolidated net income for a specified period (or, if such consolidated net income is a deficit, 100% of such deficit). These limitations, however, are subject to certain exceptions, including (1) an exception that permits the payment of dividends up to a limit ($75.0 million as of the Form 10-K and currently $375.0 million per a subsequent amendment to the indenture) (the “General Restricted Payments Basket”), and (2) an exception that permits dividends and other restricted payments regardless of dollar amount so long as, after giving pro forma effect to the dividends and other restricted payments, the Company would have had a leverage ratio, as defined in the indenture, less than or equal to 2.50 to 1.0 (the “Leverage Ratio Exception”). As of January 31, 2015, the consolidated net income component of the Restricted Payments Basket was $15.0 million, which represented 50% of the Company’s total consolidated net income during the specified period of $30.0. At the time of the Form 10-K, the Company had not previously made any dividends or other restricted payments; therefore, an amount equal to $90.0 million was available at that time under the Net Income Restricted Payments Basket and the General Restricted Payments Basket to make dividends and other restricted payments (so long as, in the case of the Net Income Restricted Payments Basket, the other conditions specified above were also satisfied). In addition, the Company would have been able to make dividends and other restricted payments at the time of the Form 10-K in reliance on the Leverage Ratio Exception up to an amount that would not cause the leverage ratio to exceed 2.50 to 1.0. In future filings of our annual reports on Form 10-K, we will further explain the dividend restriction contained in our indenture and disclose the amount of net income restricted or free from restriction, in accordance with the referenced disclosure requirements.

Note 15. Contingencies

Securities Class Action Litigation, page 68

8.
We note your disclosure that it is not possible to predict the timing or outcome of any of the litigation. In future filings please provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Similar disclosure should also be provided for the derivative litigation. Please refer to ASC 450-20-50-4.

Response:
The securities class action and derivative litigation cases described in the Form 10-K are in their very early stages. The plaintiffs in the cases have not specified an amount of alleged damages. The Company has filed a pending motion to dismiss the securities class action cases that, if granted in whole or in part, could end or significantly reshape what is at issue in the litigation. The derivative litigation matters have all been stayed pending resolution of the motion to dismiss in the securities litigation. Given the current state of these cases, the Company cannot reasonably estimate the possible loss or range of possible loss from the cases. In future filings we will either disclose a range of possible loss or add a statement that we cannot estimate the range of possible losses. We will continue to monitor the status of these cases in light of the guidance in ASC 450-20-50-4 and update our disclosure as appropriate.
In connection with these responses to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (936) 230-5866.
Sincerely,
/s/ Thomas R. Moran
Thomas R. Moran
Executive Vice President and
Chief Financial Officer

cc:	Ta Tanisha Meadows, Securities and Exchange Commission
Mark A. Haley, Vice President and Chief Accounting Officer, Conn's, Inc.
Robert F. Bell, Vice President, General Counsel and Secretary, Conn's, Inc.
Kevin P. Lewis, Sidley Austin LLP